Wound Management Technologies, Inc.
777 Main Street-Suite 3100
Fort Worth, Texas 76102
817-820-7080 Phone
888-746-7566 Fax

August 6, 2010

Mr. Kevin L. Vaughn, Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549
Mail Stop 3030

Re: Wound Management Technologies, Inc. Form 10-K for the year ended December 31, 2009 and Form 10Q for the quarter ended March 31, 2010   File No. 0-11808

Dear Mr. Atallah:

In reference to your letter of July 30, 2010, we will respond to each item by August 27, 2010.  Please let us know if you have further comments or need additional clarification on the response provided.

Sincerely,

s:/Scott A. Haire
Scott A. Haire, President

SAH/reo